NFT LIMITED

Office Q 11th Floor, Kings Wing Plaza 2,

No. 1 Kwan Street, Sha Tin, New Territories,

+86-13020144962

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

May 5, 2023

Re:	NFT Limited
Registration Statement on Form F-4
Initially Filed on December 19, 2022
File No. 333-268865

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NFT Limited (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Tuesday, May 9, 2023, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Kuangtao Wang
Name:	Kuangtao Wang
Title:	Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC